UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 7)

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☐	Preliminary Proxy Statement
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☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

Tax-Free Fixed Income Fund IV For Puerto Rico Residents, Inc.

(Name of Registrant as Specified in its Charter)

Ocean Capital LLC
WILLIAM Heath Hawk
José R. Izquierdo II

Roxana Cruz-Rivera

(Name Of Person(s) Filing Proxy Statement, if Other Than the Registrant)

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2021 ANNUAL MEETING OF SHAREHOLDERS OF
Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc.

AMENDMENT NO. 7 TO PROXY STATEMENT
OF
OCEAN CAPITAL LLC

annual meeting of shareholders

scheduled to be held on November 30, 2021

Please vote the BLUE Proxy Card to elect our slate of highly-qualified nominees and for our proposal to repeal any provision of, or amendment to, the Bylaws adopted by the Board without shareholder approval subsequent to July 9, 2021

Please sign, date and mail the enclosed BLUE Proxy Card today!

Ocean Capital LLC, a Puerto Rico limited liability company (“Ocean Capital,” “we,” “us,” or “ours”) is filing this amendment (this “Amendment”) to its definitive proxy statement dated July 28, 2021 (as amended by Amendment No. 1 dated August 2, 2021, Amendment No. 2 dated August 30, 2021, Amendment No. 3 dated September 17, Amendment No. 4 dated September 28, 2021, Amendment No. 5 dated October 13, 2021 and Amendment No. 6 dated November 1, 2021, the “Proxy Statement”) in connection with the election of our three (3) nominees to the board of directors (the “Board”) of Tax-Free Fixed Income Fund IV for Puerto Rico Residents, Inc. (the “Fund”) and our proposal to repeal any provision or amendment to the Fund’s bylaws (the “Bylaws”) adopted by the Board without shareholder approval subsequent to July 9, 2021 (i.e., the date we submitted our nomination notice to the Fund), each at the annual meeting of shareholders (the “Annual Meeting”).

This Amendment, which describes changes to the biographical information of one of Ocean Capital’s nominees, should be read in conjunction with the Proxy Statement. Except as specifically supplemented or amended by the information contained in this Amendment, all information set forth in the Proxy Statement continues to apply and should be considered in voting your shares. To the extent that information in this Amendment differs from or updates information contained in the Proxy Statement, the information in this Amendment is more current and supersedes the information in the Proxy Statement. You should carefully review the Proxy Statement and this Amendment prior to voting your shares.

Update to “Our Nominees”

Roxana Cruz-Rivera’s address and principal occupations during the past 5 years are amended and restated as follows:

Name, Address, and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen	Other Directorships
Roxana Cruz-Rivera, 155 Arterial Hostos Golden Court 2, Apt. 216, San Juan, Puerto Rico 00918 (46)	N/A	N/A

Solo Practitioner Tax Attorney since August 2021;

RSM Puerto Rico, LLC, a consulting firm, Tax Director, from November 2020 until August 2021;

Vidal, Nieves & Bauza, LLC, a law firm, Corporate and Tax Special Counsel, from 2018 to 2020;

Puerto Rico Treasury Department, Deputy Secretary of the Treasury, from 2017 to 2018;

Tax and Legal Consultant and Advisor, Independent Law Practitioner, from 2013 to 2016

				N/A	N/A

Ms. Cruz-Rivera’s biography is amended and restated as follows:

Roxana Cruz-Rivera, age 46, has more than 20 years of legal experience in a broad range of Puerto Rico and federal tax issues affecting large institutions. She is experienced as an income tax professor, government tax specialist, policy developer and legal business counselor. Ms. Cruz-Rivera is currently a solo practitioner tax attorney. From November 2020 to August 2021, Ms. Cruz-Rivera served as Tax Director of the Tax Advisory Services Division of RSM Puerto Rico, LLC, a consulting firm. From 2018 to 2020, she practiced law as corporate and tax special counsel at Vidal, Nieves & Bauza, LLC, a law firm. She served as Deputy Secretary of the Treasury of the Puerto Rico Treasury Department from 2017 to 2018, where she assisted the Secretary of the Treasury in the supervision and direction of the Department. She was an independent law practitioner from 2013 to 2016 and provided legal counsel to multinational business clients specializing in pharma, tourism, manufacturing and energy. She served as Director and Legal Counsel at Puerto Rico Industrial Development Company from 2009 to 2013, partner at Goldman Antonetti & Cordova, a law firm, from 2005 to 2009, and legal advisor in the Puerto Rico Department of Treasury from 2002 to 2005. Mr. Cruz-Rivera also served as an adjunct professor at Universidad del Sagrado Corazon from 2003 to 2006. Ms. Cruz-Rivera received a B.B.A. in accounting, cum laude, from the University of Puerto Rico, a Juris Doctorate, magna cum laude, from the University of Puerto Rico School of Law, and an L.L.M. in taxation from the New York University School of Law. The Nominating Stockholder believes Ms. Cruz-Rivera’s extensive legal and counseling experience at both the public and private sectors makes her qualified to serve as a director of the Fund.

Update to Appendix A

The principal occupation of Ms. Cruz-Rivera is as a solo practitioner tax attorney.

WE URGE YOU TO VOTE ON OUR BLUE PROXY CARD FOR THE ELECTION OF OUR NOMINEES AND FOR THE PROPOSAL TO REPEAL ANY PROVISION OF, OR AMENDMENT TO, THE BYLAWS ADOPTED BY THE BOARD WITHOUT SHAREHOLDER APPROVAL SUBSEQUENT TO JULY 9, 2021.

According to the Fund’s Amendment No. 8 to its definitive proxy statement, the record date for the adjourned Annual Meeting remains June 9, 2021. Shareholders who have already voted do not need to recast their votes unless they wish to change their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Shareholders who have not already voted are encouraged to do so promptly using the instructions provided in their voting instruction form or proxy card.

REVOCATION OF PROXIES

If you are a shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

●	signing, dating and returning the enclosed BLUE Proxy Card (the latest dated proxy is the one that counts);

●	submitting a proxy with new voting instructions using the internet or telephone voting system as indicated on the BLUE Proxy Card;

●	delivering a written notice of revocation or a later dated proxy for the Annual Meeting to Ocean Capital LLC, c/o Morrow Sodali, 509 Madison Avenue, Suite 1206, New York, NY 10022, or to the secretary of the Fund; or

●	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior given proxy. You must have written authority from the record owner (e.g., by obtaining a legal proxy) to vote your shares held in its name at the Annual Meeting.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Shareholders can obtain copies of Ocean Capital’s definitive proxy statement, any amendments or supplements to the proxy statement, and other documents filed by Ocean Capital with the SEC for no charge at the SEC’s website at www.sec.gov.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Morrow Sodali LLC, at the address and telephone numbers set forth below. Additionally, if you are a fund advisor with clients who wish to vote for our nominees by voting on the BLUE Proxy Card, please contact our proxy solicitor for assistance.

509 Madison Avenue Suite 1206

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

Banks, Brokers, Trustees and Other Nominees Call Collect: (203) 658-9400

Email: ocean@investor.morrowsodali.com